RECEIVED

2008 MAR 12 A 11:22

CORPORATE FINANCE

08001201

Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

5 February 2008

SUPPL

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b).
The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

Yours sincerely,

Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges

3/12

Mobistar NV/SA
A. Reyerslaan 70 Boulevard A. Reyers | Brussel 1030 Bruxelles
TEL. +32 (2) 745 71 11 | FAX +32 (2) 745 70 00
Fortis 210-0233334-04 | IBAN BE10 2100 2333 3404 | BIC: GEBABEBB
BTW-TVA BE 0456 810.810 | RPR-RPM Brussel-Bruxelles | www.mobistar.be

Mobistar reaches its 2007 objectives and proposes a cash return of 600 million euro to its shareholders

Brussels, 5 February 2008

Key facts

- The total number of Mobistar's active customers, including MVNO, rose sharply in 2007. On 31 December 2007, the company had a total of 3,489,859 active customers, which is an increase of 10.7 % compared to the 3,152,455 customers of a year previously. VOXmobile had a total of 74,560 active customers at the end of 2007. Mobistar's customer base, cummulated with that of VOXmobile, amounted to 3,564,419 as of 31 December 2007.

- Due to the decrease of the Mobile Termination Rates (MTR) and roaming tariffs, of which the gross impact for the operator amounts 127 million euro, and the price pressure, the consolidated turnover registered a decrease of 37.2 million euro (-2.4 %), reaching 1,509.6 million euro at the end of the 2007 financial year, compared to 1,546.8 million euro at the end of December 2006.

- With an EBITDA margin of 41 % of service revenues as of 31 December 2007, profitability remained stable compared to the 41.1 % booked at the end of December 2006. Effective cost control largely contributed to this.

- As with the consolidated turnover, net profits were in line with the objectives set. In 2007, Mobistar realized a consolidated net profit of 289.9 million euro, or 3.2 % lower than the 299.5 million euro registered a year previously, which represents a net profit of 4.58 euro per share compared to 4.73 euro per share at the end of 2006.

- In 2007, Mobistar managed to increase the number of its customers thanks to a 'mobile-centric' approach. The Board of Directors decided to continue with this winning strategy after a thorough analysis of the strategic options available to Mobistar.

- Mobistar's Board of Directors proposes a total cash return of about 600 million euro to its shareholders. This payout would comprise an ordinary dividend of 2.80 euro per share, a reduction in capital of 4 euro per share, and a buy-back of own shares during 2008 for the purpose of their destruction, amounting to a maximum of 175 million euro. The ordinary dividend, the reduction in capital and the renewal of authorisation for buying back shares will be submitted for the approval of the General Shareholders' Meeting on 7 May 2008.

I Mobistar S.A.

Market context

The telecommunications market is reaching maturity with a SIM penetration rate of nearly 100%. The number of new MVNO players continues to grow and the pressure on prices is being exerted ever more strongly due to continuous competition. The market is also subject to severe regulatory pressure and developments towards increased convergence. In order to keep control of these various factors, the operators feel constrained to control their costs effectively.

Continuity of the strategy is contributing to Mobistar's commercial success.

Key figures of Mobistar S.A.	2007 FY	2006 FY	Variation
Total active customers[1] (mobile telephony)	3,283,754	3,139,224	+ 4.6 %
ARPU[2] (€/month)	34.51	38.75	-10.9 %
MVNO customers (mobile telephony)	206,105	13,231	x 15.5
Total turnover (Mio €)	1,491.7	1,546.8	-3.6 %
Total Service Revenues (Mio €)	1,431.0	1,496.1	-4.4 %

In 2007, Mobistar managed to increase the number of its customers thanks to a 'mobile-centric' approach, a strategy which is proving successful. In a market subject to strong competition, a SIM penetration estimate at 97.8 % and severe regulations in terms of mobile termination rates and roaming, Mobistar is pursuing its fix-to-mobile substitution strategy on the residential market, together with its strategy of convergence on the professional market.

On the residential market, Mobistar is replacing fixed with mobile telephony with the Mobistar AtHome option: customers can use their mobile phones to call fixed numbers in Belgium and abroad at prices lower than those charged for communications between fixed lines. Launched in March 2007, Mobistar AtHome registered 63,000 customers by the end of the year.

On the professional market, Mobistar's convergent approach during the year 2007 was also proven to be successful. Mobistar launched One Office Voice Pack, a flexible pricing formula targeting small/medium businesses and the self-employed (SOHO), which combines fixed and mobile telephony. Since May 2007, 8,249 companies and professional customers have opted for One Office Voice Pack. In the corporate segment, Mobistar also concluded or extended major contracts in 2007.

Mobistar is continuing its commercial innovation by proposing segmented offers that better meet customers' needs.
Following the success achieved by TempoMusic among young people with prepaid cards, Mobistar launched TempoMusic Monthly in September 2007, aimed at postpaid customers who also want to benefit from free music and text messages. On 31 December 2007, the total number of TempoMusic customers reached 579,306.

---

[1] The number of active customers does not include 'machine to machine' or MVNO cards.

[2] Average Revenue Per User (average over the previous 12 months)

In April 2007, an MVNO agreement was signed with Lycamobile, an operator offering prepaid cards to an ethnic community that frequently communicates with friends and family in their home country. On 31 December 2007, Telenet and Lycamobile connected 206,105 customers on the Mobistar network, or 15 times more than the 13,231 MVNO customers recorded at the end of 2006.

Developments in the customer base: the portion of postpaid customers continues to grow.

At the end of the 2007 financial year, Mobistar counted 3,283,754 customers, 144,530 more than the 3,139,224 customers one year previously, or an increase of 4.6 %. The new Mobistar customers are mainly postpaid customers, of which the portion in the customer base has again risen. The number of postpaid customers in the business segment increased by 14 % in 2007 compared to the previous year, thanks to the success of the One Office Voice Pack in the small/medium business segment and thanks to some major contracts (Ministry of the Flemish Community, SNCB (Belgian Railways), etc.) in the corporate segment. The portion of postpaid customers in the customer base reached 54 % at the end of the financial year 2007, compared to 51.4 % the year before.

By including MVNO customers, Mobistar totalled 3,489,859 customers as of 31 December 2007, which is an increase of 10.7 % compared to the 3,152,455 customers at the end of 2006. The number of Mobistar ADSL customers remained stable, amounting to 23,774 at the end of the year 2007.

Evolution of the average monthly revenue per user (ARPU)

The average monthly revenue per user (ARPU) decreased with 10.9 % in 2007, going from 38.75 euro per active customer to 34.51 euro. This decline is the result of a decrease in mobile termination rates (MTR) in November 2006 and May 2007 respectively of 16 % and 20 %, a decrease of the roaming tariffs and increased price pressure. Constantly increasing usage by Mobistar customers partly compensated for the drop in ARPU. In 2007, the average usage in minutes per customer increased by 11 % compared to the previous year, and texting showed an increase of 32 % compared to 2006.

Mobile data traffic increased sharply during last year, generating an additional 11 % in revenues compared to 2006. At the end of the 2007 financial year, revenues from mobile data represented 18 % of mobile service revenues, compared to 15.4 % a year previously. This growth is the result of the increasing use of texting and the new Orange World services on the residential market, and of Blackberry®, Business Everywhere and various 'machine-to-machine' applications on the professional market.

Turnover

On 31 December 2007, service revenues from Mobistar amounted to 1,431 million euro, compared to 1,496.1 million euro at the end of the previous financial year – a decrease of 4.4 %. This decline is due to increased regulatory pressure, of which the gross impact for the operator amounts to 8 % of the latter's turnover – or 127 million euro, partly compensated by a growth in commercial activities.

The turnover from the fixed telephony business remained stable, going from 84.6 million euro at the end of 2006 to 85.1 million euro on 31 December 2007. Some movements within the revenues were noticed: sales from fixed voice telephony

(wholesale CPS) decreased, while business retail activities increased thanks to the One Office Voice Pack offer and to the wholesale ADSL business.

In 2007, the sale of mobile phones rose by 20 %, going from 50.6 million euro at the end of 2006 to 60.7 million euro on 31 December 2007. This growth is originated by a commercial strategy of extending the range of available handsets in Mobistar's distribution channels by adding high-end mobile phones to it (EDGE/3G).

The total turnover came to 1,491.7 million euro for the 2007 financial year, or 3.6 % lower compared to the 1,546.8 million euro recorded in 2006.

II VOXmobile

Key figures of VOXmobile S.A.	2007 VOX 6m	*2006 VOX 6m pro forma*	Variation
Total active customers (mobile telephony)	74,560	*66,981*	+ 11.3 %
ARPU[2] (€/month)	32.34	*32.47*	- 0.1 %
Total turnover (Mio €)	18.5	*16.9*	+ 9.5 %
Total Service Revenues (Mio €)	15	*14.4*	+ 4.2 %

At the end of the 2007 financial year, VOXmobile of Luxemburg had a total of 74,560 active customers, representing an increase of 11.3 % compared to the 66,981 active customers the company had a year previously.

The total turnover of the Luxemburg operator, whose figures were consolidated as from 2 July 2007, amounted 18.5 million for the second half of 2007 – an increase of 9.5 % compared to the same period a year previously.

VOXmobile showed a stable ARPU, amounting to 32 euro per active customer. In spite of the drop in roaming tariffs, the ARPU managed to remain stable thanks to the increase in the number of business customers in the customer base and to the increased use of mobile data services.

Since the takeover of the Luxemburg mobile operator, Mobistar has implemented a series of synergies such as cross-border offers. The operators have also been able to take advantage of economies of scale when purchasing terminals and network infrastructure, and when arranging interconnection and roaming tariffs.

III Consolidated figures for Mobistar & VOXmobile

Consolidated figures of Mobistar S.A.	2007 Vox incl. 6 m	2006	Variation
Total active customers (Mobistar mobile telephony, VOX 6m07, MVNO)	3,564,419	3,152,455	+13.1 %
Consolidated turnover (Mio €)	1,509.6	1,546.8	-2.4 %
Total Service revenues (Mio €)	1,445.3	1,496.1	-3.4 %
EBITDA [3] (Mio €)	592.2	614.6	-3.6 %
Net consolidated profits (Mio €)	289.9	299.5	-3.2 %
Net profit per ordinary share (€)	4.58	4.73	-3.2 %
Net investments (Mio €)	146.8	165.2	- 11.1 %

Results

VOXmobile's figures were consolidated for 6 months. The 2007 financial year closed with a consolidated turnover amounting to 1,509.6 million euro, compared to 1,546.8 million euro at the end of December 2006, or a reduction of 2.4 % due to regulatory measures on mobile termination rates (MTR) and roaming, as well as to increasing competition.

At the end of 2007, the consolidated EBITDA[3] amounted to 592.2 million euro, compared to 614.6 million euro a year previously. The operator managed to maintain its profitability, thanks to effective cost management: on 31 December 2007, the EBITDA margin came to 41 % of the service revenues, compared to 41.1 % at the end of December 2006.

The net consolidated profits met expectations and showed a decrease of 3.2 %, going from 299.5 million euro at the end of 2006 to 289.9 million euro a year later. This represents a net profit per ordinary share of 4.58 euro compared to 4.73 euro at the end of 2006.

Investing for the future

The year 2007 was a year of transition in terms of investments, with a focus on renewal of the network and on the introduction of a flexible cost structure. Investment rose to 146.8 million euro, which represents 10.2 % of service revenues. It includes the renewal of the switching centres for the 2G and 3G network, in order to increase available capacity.

In 2007, Mobistar outsourced some of its network activities to an external partner. The outsourcing contract covers the daily management and maintenance of the network, and the supervision and deployment of the infrastructure. Outsourcing these activities enables Mobistar to have a flexible cost structure for the further deployment of its 3G network.

In the field of the distribution, Mobistar completed the relooking of 125 independent Mobistar Centers in Belgium. In order to offer a better service to its customers, the operator also invested in the development of its own distribution channel which, at the end of 2007, counted 26 Mobistar Centers in ownership. Mobistar totals 151 exclusive Mobistar Centers.

[3] EBITDA: Earnings Before Interest, Taxation, Depreciation and Amortisation.

IV Trends for 2008

Mobistar will continue with its current strategy in 2008. The operator is convinced that the 'mobile-centric' approach is the best way to create value for its shareholders and to offer its customers the best possible service. In addition to the increase in voice traffic, mobile data offers great potential for growth.

On the residential market, Mobistar will continue the substitution of fixed telephony with mobile telephony. On the professional market, Mobistar aims to offer convergent solutions while continuing to invest in the development of its fixed telephony products.

In 2008, mobile termination rates will further drop. The first drop for 2008, from 10.63 to 9.42 Eurocents per minute, came into effect on 1 February 2008. A second drop is expected in July. The proposed reduction amounts to 10 %, subject to a final decision by the IBPT.

The reductions of MTR in May 2007, February and July 2008, and the drop in roaming tariffs since September 2007 will affect the results for 2008.

In this context, Mobistar foresees a slight decrease for the 2008 financial year of 1 to 3 % in its turnover. Thanks to an effective cost management policy, Mobistar expects to maintain a stable EBITDA margin of about 40 % for 2008 and to maintain an investment level of about 10 % of service revenues. The net profits will be affected equally by the reduction in turnover and by the optimisation of the balance-sheet structure. Mobistar expects a decrease of 4 to 6 % for the net profit per share at the end of 2008.

V Remuneration of shareholders

Mobistar's Board of Directors confirms that the financial situation of the company is sufficient to finance the necessary investments to continue its strategy and to propose a total cash return of about 600 million euro to its shareholders. This payout would comprise an ordinary dividend of 2.80 euro per share, a reduction in capital of 4 euro per share, and a buy-back of own shares during 2008 for the purpose of their destruction, amounting to a maximum of 175 million euro. The ordinary dividend, the reduction in capital and the renewal of authorisation for buying back shares will be submitted for approval of the General Shareholders' Meeting on 7 May 2008. The majority shareholder confirms that he will not take part in the by-back. The state of progress in the share by-back scheme will be available on http://corporate.mobistar.be/en/investor/info.php .

VI Auditor's report

The statutory auditor has confirmed that the audit procedures on the consolidated financial statements have been completed substantially and that no significant corrections have been identified that should have been adjusted in the financial information included in the press release.

Brussels, 5 February 2008
Ernst & Young Company Auditors SCC
Auditor
represented by Herman Van den Abeele – Partner

Appendix: Tables of key figures in Euro.

***

Mobistar (EURONEXT BRUXELLES: MOBB), is one of the principal operators in the field of telecommunications in Belgium and Luxemburg, active in mobile telephony, fixed telephony, ADSL and on other markets with strong potential for growth (data transmission, etc.). Mobistar is part of the Orange Group, which covers the core mobile telephony business of France Télécom. Mobistar is quoted on the Brussels Stock Exchange.

For more information, please contact:

Patti Verdoodt – press service: +32 (0)495 55 96 26 – e-mail: press@mail.mobistar.be

Christophe Lemaitre - Investor relations: +32 (0)2 745 78 51 – e-mail:
ir@mail.mobistar.be

Tables of key figures in Euro

Consolidated Income Statement - IFRS (Mio €)	Mobistar Group				
	Vox Incl.*	Vox Excl.**		Vox Excl.**	Vox Incl.*
	2007	2007	2006	Variation (%)	Variation (%)
Revenue					
Service revenue	1,445.3	1,431.0	1,496.1	-4.4%	-3.4%
Handsets sales	64.3	60.7	50.7	19.7%	26.8%
Total turnover	1,509.6	1,491.7	1,546.8	-3.6%	-2.4%
Other operating revenue	30.3	30.2	27.8	8.6%	9.0%
Total revenue	1,539.9	1,521.9	1,574.6	-3.3%	-2.2%
Operating expenses					
Interconnection costs	325.0	320.3	347.9	-7.9%	-6.6%
Costs of equipment and goods sold	172.9	168.1	155.8	7.9%	11.0%
Services and other goods	299.8	294.1	305.0	-3.6%	-1.7%
Employee benefits expenses	135.7	132.7	135.8	-2.3%	-0.1%
Depreciation, amortisation and impairment	164.3	160.5	173.8	-7.7%	-5.5%
Other operating charges	14.3	14.1	15.5	-9.0%	-7.7%
Total operating expenses	1,112.0	1,089.8	1,133.8	-3.9%	-1.9%
EBITDA (result of operating activities before depreciation and amortisation)	592.2	592.6	614.6	-3.6%	-3.6%
EBITDA margin expressed in % of service revenue	41.0%	41.4%	41.1%		
EBIT (result of operating activities)	427.9	432.1	440.8	-2.0%	-2.9%
Net finance costs	-0.1	0.8	0.8		
Result of operating activities after net finance costs	427.8	432.9	441.6	-2.0%	-3.1%
Tax expense	-137.9	-139.5	-142.1	-1.8%	-3.0%
Profit from continuing operations and of the period	289.9	293.4	299.5	-2.0%	-3.2%
Profit attributable to equity holders of the parent	289.9	293.4	299.5	-2.0%	-3.2%
Basic earnings per share in €	4.58		4.73		-3.2%
Weighted average number of ordinary shares	63,290,941		63,282,547		
Diluted earnings per share in €	4.58		4.73		-3.2%
Diluted weighted average number of ordinary shares	63,290,941		63,283,437		

* 'Vox Incl.' is presentation of consolidated figures with VOXmobile entering the consolidation perimeter as from the 2nd of July 2007.

** 'Vox Excl.' is presentation of consolidated figures without VOXmobile entering the consolidation perimeter.

Segment Reporting - IFRS (Mio €)	Vox Incl. *			Vox Excl.**					
	2007			2007			2006		
	Mobile	Fix	Total Consolidated	Mobile	Fix	Total Consolidated	Mobile	Fix	Total Consolidated
Revenue									
Service revenue	1,358.4	86.9	1,445.3	1,346.2	84.8	1,431.0	1,411.6	84.5	1,496.1
Handsets sales	64.0	0.3	64.3	60.4	0.3	60.7	50.6	0.1	50.7
Total turnover	1,422.4	87.2	1,509.6	1,406.6	85.1	1,491.7	1,462.2	84.6	1,546.8
Other operating revenue	28.5	1.8	30.3	28.4	1.8	30.2	26.0	1.8	27.8
Total revenue	1,450.9	89.0	1,539.9	1,435.0	86.9	1,521.9	1,488.2	86.4	1,574.6
Operating expenses									
Interconnection costs	284.6	40.4	325.0	280.5	39.8	320.3	304.5	43.4	347.9
Costs of equipment and goods sold	150.5	22.4	172.9	145.7	22.4	168.1	133.3	22.5	155.8
Services and other goods	283.6	16.0	299.6	278.1	16.0	294.1	289.2	15.8	305.0
Employee benefits expenses	127.0	8.7	135.7	124.0	8.7	132.7	126.4	9.4	135.8
Depreciation, amortisation and impairment	162.3	2.0	164.3	158.6	2.0	160.6	172.5	1.3	173.8
Other operating charges	14.3	0.0	14.3	14.1	0.0	14.1	13.9	1.6	15.5
Total operating expenses	1,022.5	89.5	1,112.0	1,000.9	88.9	1,089.8	1,039.6	94.0	1,133.6
EBITDA (result of operating activities before depreciation and amortisation)	590.7	1.5	592.2	592.6	0.0	592.6	620.9	-6.3	614.6
EBITDA margin in % of service revenue	43.5%	1.7%	41.0%	44.0%	0.0%	41.4%	44.0%	-7.5%	41.1%
EBIT (result of operating activities)	428.4	-0.5	427.9	434.1	-2.0	432.1	448.4	-7.6	440.8
Net finance costs			-0.1			0.8			0.8
Result of operating activities after net finance costs			427.8			432.9			441.6
Tax expense			-137.9			-139.5			-142.1
Profit from continuing operations end of the period			289.9			293.4			299.5

* 'Vox Incl.' is presentation of consolidated figures with VOXmobile entering the consolidation perimeter as from the 2nd of July 2007.

** 'Vox Excl.' is presentation of consolidated figures without VOXmobile entering the consolidation perimeter.

Consolidated Balance Sheet - IFRS
(Mio €)

	Vox Incl.*	Vox Excl.**	
	31.12.2007	31.12.2007	31.12.2006
ASSETS			
Non-current assets			
Goodwill	81.5	10.6	10.6
Intangible assets	308.4	291.4	325.3
Tangible assets	524.0	499.1	491.2
Investment and loans in subsidiaries	0.0	110.4	0.0
Other non-current assets	6.4	6.4	0.2
Deferred taxes	5.9	0.0	0.6
Total non-current assets	924.2	917.9	827.9
Current assets			
Inventories	14.0	13.1	7.0
Trade receivables	183.5	178.5	166.2
Other current assets	52.4	56.1	48.7
Cash and cash equivalents	7.2	5.7	68.0
Total current assets	257.1	253.4	289.9
Total assets	1,181.3	1,171.3	1,117.8

	31.12.2007	31.12.2007	31.12.2006
EQUITY and LIABILITIES			
Equity			
Share capital	357.1	357.1	356.7
Share premium	0.1	0.1	0.5
Legal reserve	35.7	35.7	35.0
Retained earnings	375.1	378.7	371.6
Total equity	768.0	771.6	763.8
Non-current liabilities			
Long-term trade payables	0.9	0.9	1.0
Long-term provisions	13.7	13.1	13.0
Total non-current liabilities	14.6	14.0	14.0
Current liabilities			
Short-term borrowings	6.1	2.3	2.4
Trade payables	268.8	260.7	240.7
Employee benefits related liabilities	30.4	30.4	31.8
Current taxes payable	34.4	34.4	19.6
Deferred income	47.8	47.2	44.4
Other payables	11.2	10.7	1.1
Total current liabilities	398.7	385.7	340.0
Total liabilities	413.3	399.7	354.0
Total equity and liabilities	1,181.3	1,171.3	1,117.8

* 'Vox Incl.' is presentation of consolidated figures with VOXmobile entering the consolidation perimeter as from the 2nd of July 2007.

** 'Vox Excl.' is presentation of consolidated figures without VOXmobile entering the consolidation perimeter.

Statement of Change in Equity - IFRS
(Mio €)

	Incl. Vox*	Excl. Vox**	
	2007	2007	2006
Share capital	356.7	356.7	437.1
Share premium	0.5	0.5	20.7
Legal reserve	35.0	35.0	21.0
Treasury shares	-2.6	-2.6	-2.0
Share-based payment - Discounted share pay plan	2.9	2.9	1.0
Retained earnings	371.3	371.3	238.4
Equity at beginning of period	763.8	763.8	716.2
Share capital	0.4	0.4	-80.4
Share premium	-0.4	-0.4	-20.2
Legal reserve	0.7	0.7	14.0
Net purchase of treasury shares	0.0	0.0	-0.6
Share-based payment - Discounted share pay plan	0.0	0.0	1.9
<u>Retained earnings:</u>			
Result of the period, after transfers to the legal reserve	289.1	292.7	285.5
Equity transaction costs	-0.8	-0.8	-0.7
Dividend	-284.8	-284.8	-151.9
Equity movements of the period	4.2	7.8	47.6
Share capital	357.1	357.1	356.7
Share premium	0.1	0.1	0.5
Legal reserve	35.7	35.7	35.0
Treasury shares	-2.6	-2.6	-2.6
Share-based payment - Discounted share pay plan	2.9	2.9	2.9
Retained earnings	374.8	378.4	371.3
Equity at end of period	768.0	771.6	763.8

* 'Vox Incl.' is presentation of consolidated figures with VOXmobile entering the consolidation perimeter as from the 2nd of July 2007.

** 'Vox Excl.' is presentation of consolidated figures without VOXmobile entering the consolidation perimeter.

Consolidated Cash Flow Statement - IFRS
(Mio €)

	Vox Incl.*	Vox**	Vox Excl.***	
	2007	2007	2007	2006
<u>Cash flows from operating activities</u>				
Result of operating activities after net finance costs	427.8	-5.1	432.9	441.6
Adjustments for:				
Depreciation, amortisation and impairment	164.4	3.9	160.5	173.8
Fair value Discounted Share Pay Plan	0.0	0.0	0.0	1.9
Adjusted result of operating activities after net finance costs	*592.2*	*-1.2*	*593.4*	*617.3*
Inventories (increase - , decrease +)	-5.6	0.4	-6.0	-1.1
Trade receivables (increase - , decrease +)	-11.8	0.4	-12.2	3.2
Others non-current assets (increase - , decrease +)	-5.7	0.5	-6.2	0.0
Deferred tax assets (increase -, decrease +)	-0.7	-1.2	0.5	6.5
Other current assets (increase - , decrease +)	-3.0	0.3	-3.3	-0.1
Trade payables (increase +, decrease -)	14.6	-5.3	19.9	-32.3
Employee benefits related liabilities (increase +, decrease -)	-2.4	-1.0	-1.4	-6.3
Current taxes payable (increase +, decrease -)	14.7	0.0	14.7	18.0
Deferred income (increase +, decrease -)	3.0	0.3	2.7	-31.9
Other current liabilities (increase +, decrease -)	10.2	0.6	9.6	0.7
Long-term provisions (increase +, decrease -)	-1.3	-0.5	-0.8	0.6
Net change in working capital	*12.0*	*-5.5*	*17.5*	*-42.7*
Tax expense	-138.9	0.0	-138.9	-135.6
Deferred taxes	1.0	1.5	-0.5	-6.5
Net cash from operating activities (*)	466.3	-5.2	471.5	432.5
<u>Cash flows from investing activities</u>				
Purchase of intangible and tangible assets	-146.8	-4.1	-142.7	-165.2
Acquisition of subsidiary, net of cash acquired	-80.4	0.0	-80.4	
Net cash used in investing activities	-227.2	-4.1	-223.1	-165.2
<u>Cash flows from financial activities</u>				
Long-term loan subsidiaries	0.0	21.1	-21.1	0.0
Repayment long-term interest-bearing loans and borrowings	-19.1	-19.1	0.0	0.0
Proceeds from new short term interest-bearing loans and borrowings	3.8	3.8	0.0	0.0
Short-term loan subsidiaries	0.0	4.0	-4.0	0.0
Share capital - share options exercise	0.0	0.0	0.0	0.1
Share capital - reimbursement	0.0	0.0	0.0	-101.3
Share premium - share options exercise	0.1	0.0	0.1	0.5
Net purchase of treasury shares	0.0	0.0	0.0	-0.6
Equity transaction costs	-0.8	0.0	-0.8	-0.7
Dividend paid	-284.9	0.0	-284.9	-151.9
Net cash used in financing activities	-300.9	9.8	-310.8	-253.9
Increase (+) , decrease (-) in cash and cash equivalents	-61.8	0.5	-62.4	13.4
Cash and cash equivalents at beginning of period	69.0	1.0	68.0	54.6
Cash and cash equivalents at end of period	7.2	1.5	5.7	68.0
(*) Net cash from operating activities includes:				
- Interest paid	1.4	0.0	1.4	0.3
- Interest received	2.9	0.0	2.9	1.9
- Income taxes paid	123.0	0.0	123.0	117.0

* 'Vox Incl.' is presentation of consolidated figures with VOXmobile entering the consolidation perimeter as from the 2nd of July 2007.
** 'Vox' is presentation of VOXmobile's consolidated figures entering the consolidation perimeter as from the 2nd of July 2007.
*** 'Vox Excl.' is presentation of consolidated figures without VOXmobile entering the consolidation perimeter.